UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NaturalNano, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

63901A105
(CUSIP Number)

Mark Nordlicht, Managing Member Platinum Long Term Growth IV, LLC 152 West 57th Street New York, New York 10019 (212) 582-2222	With copies to: Tarter Krinsky & Drogin LLP Attn: James G. Smith 1350 Broadway New York, New York 10018 (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63901A105

1	NAMES OF REPORTING PERSONS Platinum Long Term Growth IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7 SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8 SHARED VOTING POWER 1,312,358,676 (see Item 5)
EACH REPORTING PERSON	9 SOLE DISPOSITIVE POWER 0
WITH	10 SHARED DISPOSITIVE POWER 1,312,358,676 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,358,676 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.2% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63901A105

1	NAMES OF REPORTING PERSONS Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7 SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8 SHARED VOTING POWER 1,312,358,676 (see Item 5)
EACH REPORTING PERSON	9 SOLE DISPOSITIVE POWER 0
WITH	10 SHARED DISPOSITIVE POWER 1,312,358,676 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,358,676 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.2% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 63901A105

1	NAMES OF REPORTING PERSONS Platinum Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7 SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8 SHARED VOTING POWER 181,786,382 (see Item 5)
EACH REPORTING PERSON	9 SOLE DISPOSITIVE POWER 0
WITH	10 SHARED DISPOSITIVE POWER 181,786,382 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,786,382 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63901A105

1	NAMES OF REPORTING PERSONS Mark Mueller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7 SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8 SHARED VOTING POWER 181,786,382 (see Item 5)
EACH REPORTING PERSON	9 SOLE DISPOSITIVE POWER 0
WITH	10 SHARED DISPOSITIVE POWER 181,786,382 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,786,382 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (see Item 5)
14	TYPE OF REPORTING PERSON IN

This statement relates to the shares of Common Stock, $0.001 par value, (“Common Stock”) of NaturalNano, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of August 11, 2009, and amends and supplements the Schedule 13D originally filed on October 21, 2008, as amended from time to time (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.  The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Platinum Long Term Growth IV, LLC, a Delaware limited liability company (“Platinum IV”);
•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”);
•	Platinum Advisors, LLC, a Delaware limited liability company (“Platinum Advisors”); and
•	Mark Mueller, a United States citizen (“Mr. Mueller”).

ITEM 4. PURPOSE OF TRANSACTION.

As previously reported on the Schedule 13D, Platinum IV committed to purchase on or before November 21, 2008 a note in the principal amount of up to $170,000 (the “November Future Advance”.  The November Future Advance never occurred and Platinum IV’s right to acquire the note expired.

In addition, prior to filing the original Schedule 13D on September 29, 2008, (i) Platinum IV received 2,259,231 shares of Common Stock from the Issuer in satisfaction of certain interest due on the $2,900,000 principal amount convertible note, and (ii) Platinum Advisors received 192,472 shares of Common Stock from the Issuer in satisfaction of certain interest due on the Platinum Advisors Note.  These shares of common stock were erroneously omitted n the initial Schedule 13D filing.  The option to issue Common Stock in lieu of paying cash on interest due is at the option of the Issuer.

On April 23, 2009, the Issuer issued 675,000 shares of Common Stock to Platinum IV in satisfaction of certain interest due on the $2,900,000 principal amount convertible note.  The option to issue Common Stock in lieu of paying cash on interest due is at the option of the Issuer.

Platinum IV sold a portion of these shares of Common Stock, as set forth in the table below:

Security	Date	Shares Sold	Sale Price	Balance
Common Stock	4/24/09	20,000	$0.015	2,934,231
Common Stock	4/29/09	49,311	$0.01518	2,884,920
Common Stock	5/11/09	104,000	$0.01582	2,780,920
Common Stock	5/11/09	50,000	$0.019	2,730,920
Common Stock	8/7/09	272,244	$0.023	2,458,676

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Platinum IV

Platinum IV beneficially owns 1,312,358,676 shares of Common Stock representing 95.2% of all of the outstanding shares of Common Stock determined as follows:

•	680,000,000 shares of Common Stock underlying 4,250,000 Series C Preferred Stock convertible at 160 shares of Common Stock for each share of Series C Preferred Stock;
•	580,000,000 shares of Common Stock underlying $2,900,000 principal amount of the 2007 Note and August 2008 Note convertible at $0.005 per share of Common Stock;
•	38,000,000 shares of Common Stock underlying $190,000 principal amount of the 2008 Note convertible at $0.005 per share of Common Stock;
•	11,900,000 shares of Common Stock underlying $59,500 principal amount of October 2008 Platinum Note convertible at $0.005 per share of Common Stock; and
•	2,458,676 shares of Common Stock.

Each of the Notes provides a limitation on the conversion of such note, such that the number of shares of Common Stock that may be acquired by the holder upon conversion of such note shall be limited to the extent necessary to ensure that following such conversion the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock.  Based on the foregoing limitations, only the Common Stock underlying the Series C Preferred Stock is deemed beneficially owned in excess of 4.99% of the Issuer’s outstanding Common Stock resulting in Platinum IV beneficially owning 95.2% of the Issuer’s outstanding Common Stock.

Mr. Nordlicht, as the controlling person of Platinum IV, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Platinum IV, and has the sole power to vote or direct the vote of the securities held by Platinum IV.

Platinum Advisors

Platinum Advisors beneficially owns 181,786,382 shares of Common Stock representing 72.6% of all of the outstanding shares of Common Stock determined as follows:

•	19,500,000 shares of Common Stock underlying $97,500 principal amount of the Platinum Advisor Note convertible at $0.005 per share of Common Stock;
•	14,625,028 shares of Common Stock underlying the Series A Warrant exercisable at $0.005 per share of Common Stock;
•	97,256,346 shares of Common Stock underlying the Series B Warrants exercisable at $0.005 per share of Common Stock;
•	50,212,536 shares of Common Stock underlying the Series C Warrant exercisable at $0.005 per share of Common Stock; and
•	192,472 shares of Common Stock.

The Platinum Advisors Note provides a limitation on the conversion of such note, such that the number of shares of Common Stock that may be acquired by the holder upon conversion of such note shall be limited to the extent necessary to ensure that following such conversion the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock.

Each Warrant provides a limitation on the exercise of such Warrant, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of such Warrant shall be limited to the extent necessary to ensure that following such exercise the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock.

Based on the foregoing limitations, Platinum Advisors beneficially owns 4.99% of the Issuer's outstanding Common Stock.

Mr. Mueller, as the controlling person of Platinum Advisors, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Platinum Advisors, and has the sole power to vote or direct the vote of the securities held by Platinum Advisors.

Except as set forth in Item 4 above, no other transactions with the Issuer's Common Stock were effected by the Reporting Persons during the past sixty days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August12, 2009

PLATINUM LONG TERM GROWTH IV, LLC

By: /s/ MARK NORDLICHT
 Name: Mark Nordlicht
 Title: Managing Member

By: /s/ MARK NORDLICHT
 Name: Mark Nordlicht

PLATINUM ADVISORS, LLC

By: /s/ MARK MUELLER
 Name: Mark Mueller
 Title: Managing Member

By: /s/ MARK MUELLER
 Name: Mark Mueller

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of October 20, 2008 (previously filed).

2.
Loan and Security Agreement, dated September 29, 2008, by and among the Issuer and Platinum Long Term Growth IV, LLC, et al, and Platinum Advisors LLC, as agent for the investors, (with the other documents attached as exhibits thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on October 3, 2008).

3.	Forbearance Agreement, dated September 29, 2008 (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed with the Commission on October 3, 2008).

4.
Certificate of Designation of Rights, Preferences, Designations, Qualifications and Limitations of the Series C Preferred Stock (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed with the Commission on October 3, 2008).

5.
8% Senior Secured Promissory Note Due March 6, 2009, in the principal amount of $150,000, payable to the order of Platinum Long Term Growth IV, LLC on August 4, 2008, in the amount of $150,000 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on August 7, 2008).

6.
8% Senior Secured Promissory Note Due January 31, 2010, made to Platinum Long Term Growth IV, LLC on September 29, 2008, in the amount of $190,000 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Commission on October 3, 2008).

7.
Loan and Security Agreement, dated March 7, 2007, by and among the Issuer and Platinum Long Term Growth IV, LLC, et al, and Platinum Advisors LLC, as agent for the investors, with the other documents attached as exhibits thereto (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the Commission on March 8, 2007).

8.	Form of 8% Senior Secured Promissory Note Due March 7, 2009 (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed with the Commission on March 8, 2007).

9.	Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Issuer’s Form 8-K filed with the Commission on March 8, 2007).

10.	Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 of the Issuer’s Form 8-K filed with the Commission on March 8, 2007).

11.	Form of Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.5 of the Issuer’s Form 8-K filed with the Commission on March 8, 2007).

12.	Form of $59,500 principal amount 8% Senior Secured Promissory Note Due March 7, 2009 (previously filed).

13.	Director Election Notice dated February 10, 2009 (previously filed).